

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2020

Ker Zhang
Chief Executive Officer
PTK Acquisition Corp.
3440 Wilshire Boulevard, Suite 810
Los Angeles, California 90010

> **Re: PTK Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Filed January 22, 2020**
> **CIK 0001797099**

Dear Mr. Zhang:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

Undertakings, page II-8

1. Please explain the changes you made to the undertakings disclosure. Please include the Item 512(a)(5)(ii) and Item 512(a)(6) undertakings. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C, and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Ker Zhang
PTK Acquisition Corp.
January 24, 2020
Page 2

Signatures, page II-9

2.   We note your response to comment 3 and we reissue it. Please include the signature of the controller or principal accounting officer, as required by Instruction 1 to Signatures to Form S-1. If the chief financial officer is also the principal accounting officer, please disclose.

        You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Daniel J. Espinoza